

PRESS RELEASE

Minister for Environment confirms signing date of Fiscal Agreement for Tiomin's Kwale project

Toronto, Canada. January 25, 2005. Tiomin Resources Inc. (TSX: TIO) is pleased to report that the Kenyan Minister for Environment and Natural Resources, the Hon. Stephen Kalonzo Musyoka, announced at a press conference held at the Ministry on Monday that the signing of the Fiscal Agreement will take place on February 2, 2005, coincident with a visit to Nairobi by Tiomin's President & CEO, Jean-Charles Potvin. The successful conclusion of negotiations between Tiomin and the Government of Kenya signals the end of a long-awaited process that will enable the Kwale titanium mineral sands project to proceed towards the construction phase later this year.

The Agreement establishes the investment and fiscal parameters for commercial operation and represents a major milestone in Tiomin's plans to become a highly competitive producer of rutile, ilmenite and zircon. The Kwale project is the first of four large mineral sands deposits located along the coastal Province of Kenya which Tiomin is committed to placing into commercial production by early 2007. It also marks the largest direct foreign investment since the current Government assumed power and is considered by the global marketplace as an important step towards the emergence of Kenya as a significant supplier of minerals such as titanium and zircon. The benefits to the Kenyan economy are widespread, through the employment of the local workforce and suppliers, exercising a multiplier effect on the economy as a whole.

The signing ceremony occurs days before Tiomin's President delivers a speech at the Indaba Mining Conference in Cape Town. The 254 million tonne [measured and indicated; SRK, 2000] Kwale titanium project is being designed to produce on average 330,000 tonnes of ilmenite, 77,000 tonnes of rutile and 37,000 tonnes of zircon annually for the first six years of operation. With roughly 80% of revenues deriving from the premium priced rutile and zircon, the rich mineral composition sets the Kwale deposit apart from the majority of titanium mineral sands projects today. Rutile and ilmenite are sources of titanium dioxide used in the fabrication of pigments and titanium metal, while zircon is used in applications such as ceramic glazing, foundry molds and electronics.

Tiomin Resources also has an option to acquire up to 80% interest in an early stage titanium-bearing hardrock deposit located in western Guatemala where trenching is ongoing, and recently announced a 49/51% joint venture agreement with Compania Minera Milpo S.A.A. for the exploration of the Pukaqaqa copper/gold deposit in Peru where a 3,300 meter drilling program has commenced. Based on the historical estimates of Rio Tinto Mining (Sept. 2001) using a 0.5% cut-off, Pukaqaqa holds 68 million tonnes @ 0.90% Cu in the measured/indicated categories and 18.5 million tonnes @ 0.94% Cu in the inferred category.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of rutile, zircon and ilmenite, estimated future production, estimated costs of future production, the Company's sales policy and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

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